
WOODSIDE
AUSTRALIAN ENERGY

27 May 2003


03022684

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to Gulf of Mexico Brazos Area Block 490 (OCS-G 22193) (Roatan #1), lodged with the Australian Stock Exchange on 27 May 2003;
- Stock Exchange Release in relation to EPP29 (Gnarlyknos-1A), lodged with the Australian Stock Exchange on 27 May 2003;
- Stock Exchange Release in relation to WA-10-R (Egret-3), lodged with the Australian Stock Exchange on 27 May 2003;
- Stock Exchange Release in relation to WA-255-P (Skiddaw-2 (Skiddaw-1 Sidetrack)), lodged with the Australian Stock Exchange on 27 May 2003;
- Stock Exchange Release in relation to Form 604 Notice of change of interests of substantial holder (Geodynamics Limited), lodged with the Australian Stock Exchange on 27 May 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No 1 Adelaide Terrace, Perth, Western Australia, 6000

27 May 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Gulf of Mexico Brazos Area Block 490 (OCS-G 22193)
Roatan #1

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that the Roatan #1 exploratory well (OCS-G 22193 #1) located in the Gulf of Mexico in Brazos Area Block 490 has been plugged and abandoned after being drilled to a total depth of approximately 16,000 feet (referenced to the rig rotary table). No further operations are contemplated at this time.

Pioneer Natural Resources USA, Inc., operator of the Roatan prospect, and Woodside Energy (USA) Inc. each own a 50% interest in OCS-G 22193.

ANTHONY NIARDONE
Assistant Company Secretary

27 May 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

EPP29
Gnarlyknots-1A

Woodside Petroleum Ltd., Operator of the EPP29 Joint Venture, reports that the well Gnarlyknots-1A has been plugged and abandoned at a total depth of 4,736 metres.

The Joint Venture has elected not to further deepen the well to the planned total depth of 5,600 metres, due to deteriorating weather conditions.

The drill ship Glomar Jack Ryan has now departed the Gnarlyknots-1A well location.

Woodside's interest in EPP29 is 40%. Other participants are EnCana Corporation (30%) and Anadarko Australia Company PTY LTD (30%).

ANTHONY NIARDONE
Assistant Company Secretary

27 May 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-10-R
Egret-3

Woodside Petroleum Ltd., Operator of the WA-10-R Joint Venture, located in the Carnarvon Basin, offshore Western Australia, reports that on 26 May 2003 the Egret-3 exploration and appraisal well was at a total depth of 4,881 metres and was being plugged and abandoned, as planned.

Deeper Exploration Objective

Since the last report, drilling of the deeper exploration objective continued in the 8½ inch hole from 4,794 metres to 4,881 metres where wireline logs were run, confirming an 8 metre gross gas column.

Three of the six title holders - Woodside, BHP Billiton Petroleum (North West Shelf) Pty Ltd. and Japan Australia LNG (MIMI) Pty Ltd - are equal sole risk participants in testing the deeper exploration objective of the well.

Shallower Appraisal Objective

Analysis of samples recovered from the shallower 12¼ inch appraisal section of the well in combination with wireline log evaluation, indicates a 50 metre gross hydrocarbon column, comprising 5 metres of net gas pay and 24 metres of net oil pay in the Angel Formation. The viability of developing the Egret oil accumulation will be addressed early next year following acquisition of the Demeter 3D seismic survey.

Woodside's interest in the shallower appraisal objective is 16.67%. Other participants are BHP Billiton Petroleum (North West Shelf) Pty Ltd. (16.67%), BP Developments Australia Ltd. (16.67%), ChevronTexaco Australia Pty Ltd. (16.67%), Japan Australia LNG (MIMI) Pty Ltd. (16.67%) and Shell Development (Australia) Pty Ltd. (16.67%).

All reported depths are referenced to the rig rotary table.



ANTHONY NIARDONE
Assistant Company Secretary

27 May 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-255-P
Skiddaw-2 (Skiddaw-1 Sidetrack)

Woodside Petroleum Ltd, reports that BHP Billiton Petroleum Pty Ltd, operator of the WA-255-P Joint Venture, is currently logging the Skiddaw-2 exploration well, located in permit WA-255-P.

Since the last report, the Skiddaw-2 well was drilled as a geologic sidetrack to the Skiddaw-1 vertical well. The bottom-hole location of Skiddaw-2 is approximately 250 metres northwest of Skiddaw-1. Skiddaw-2 was drilled in $8^1/_2$ inch hole to a vertical depth of 2,135 metres.

All reported depths are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty Ltd (Operator) and Woodside Energy Ltd.

ANTHONY NIARDONE
Assistant Company Secretary

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: **GEODYNAMICS LIMITED**

ACN: **55 095 006 090**

1. Details of substantial holder (1)

Name: **WOODSIDE PETROLEUM LTD. and each of its associates as set out in the Schedule to this Notice (such associates are together known as the "Group Companies")**

ACN/ARSN (if applicable): **004 898 962**

There was a change in the interests of the substantial holder on: 26 / 05 / 03

The previous notice was given to the company on: and by virtue of the Company's Prospectus dated 6 August 2002

The previous notice was dated: 06 / 08 / 02

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Ordinary Shares	10,443,392	31.6%	10,443,392	25.44%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
26.05.03	Woodside Petroleum Ltd and Group Companies	Dilution resulting from allotment of shares pursuant to the Company's Offer Information Statement dated 1 May 2003	Nil	10,443,392 fully paid ordinary shares	10,443,392
26.05.03	Woodside Petroleum Ltd and Group Companies	Dilution resulting from allotment of shares pursuant to the Company's Share Purchase Plan dated 1 May 2003 and a Professional Services Consultancy	Nil	10,443,392 fully paid ordinary shares	10,443,392

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Woodside Petroleum Ltd and Group Companies	Metasource Pty. Ltd.		Metasource Pty. Ltd. by reason of s.608(1) of the Corporations Act as holder of the securities. Woodside Petroleum Ltd. and Group Companies by reason of either s.608(3)(a) and s.610(1) or s.608(3)(b) and s.608(4) of the Corporations Act.	10,443,392 fully paid ordinary shares	10,443,392

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Woodside Petroleum Ltd and Group Companies	Section 9 Corporations Act - related bodies corporate

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Woodside Petroleum Ltd	1 Adelaide Terrace, Perth, Western Australia 6000
Metasource Pty. Ltd.	1 Adelaide Terrace, Perth, Western Australia 6000
Other Group Companies	1 Adelaide Terrace, Perth, Western Australia 6000

Signature

print name ANTHONY NIARDONE capacity Secretary

sign here  date 27 / 05 / 2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE TO NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER DATED 27 MAY 2003
WOODSIDE GROUP OF COMPANIES

	Company Name	ABN	ACN
1.	Woodside Petroleum Ltd.	55 004 898 962	004 898 962
	100% OWNED SUBSIDIARIES		
2.	Woodside Energy Ltd.	63 005 482 986	005 482 986
3.	Woodside Petroleum Development Pty. Ltd.	50 006 325 631	006 325 631
4.	Mid-Eastern Oil Ltd.	20 004 538 210	004 538 210
5.	Woodside Offshore Petroleum Pty. Ltd.	12 008 945 097	008 945 097
6.	Woodside Finance Limited	97 007 285 314	007 285 314
7.	Woodside Financial Services Ltd.	52 006 339 037	006 339 037
8.	Woodside LNG Pty. Ltd.	95 008 868 568	008 868 568
9.	Woodside Petroleum (W.A. Oil) Pty. Ltd.	28 050 135 192	050 135 192
10.	Woodside Petroleum (Northern Operations) Pty. Ltd.	98 055 079 822	055 079 822
11.	Mermaid Sound Port & Marine Services Pty. Ltd.	29 008 945 104	008 945 104
12.	Woodside Petroleum Holdings Pty. Ltd.	82 058 272 781	058 272 781
13.	Woodside Executive Superannuation Fund Pty. Ltd.	57 569 908 764	006 895 325
14.	Woodside Group Staff Superannuation Pty. Ltd.	66 366 451 606	005 237 285
15.	Woodside Petroleum (Timor Sea 1) Pty. Ltd.	92 066 086 075	066 086 075
16.	Woodside Petroleum (Timor Sea 3) Pty. Ltd.	76 054 069 653	054 069 653
17.	Woodside Petroleum (Timor Sea 4) Pty. Ltd.	74 054 069 644	054 069 644
18.	Woodside Petroleum (Timor Sea 19) Pty. Ltd.	44 076 371 634	076 371 634
19.	Woodside Petroleum (Timor Sea 20) Pty. Ltd.	52 076 371 670	076 371 670
20.	Woodside Petroleum (PNG) Pty. Ltd.	84 067 360 105	067 360 105
21.	Glyde Point Pty. Ltd.	39 077 838 101	077 838 101
22.	North West Shelf Australia LNG Pty. Ltd.	68 079 410 414	079 410 414
23.	Woodside Development Asia Pty. Ltd.	15 080 175 631	080 175 631
24.	North West Shelf Liaison Company Pty. Ltd.*	86 007 187 260	007 187 260
25.	North West Shelf Gas Pty. Limited *	85 063 763 342	063 763 342
26.	Woodside South East Asia Pty. Ltd.	31 081 373 757	081 373 757
27.	International Gas Transportation Company Limited *	N/A	N/A
28.	North West Shelf Shipping Service Company Pty. Ltd. *	85 006 608 537	006 608 537
29.	Woodside Mauritania Pty. Ltd.	87 083 070 937	083 070 937
30.	Woodside Holdings Pty. Ltd.	15 086 818 911	086 818 911
31.	North West Utilities Pty. Ltd.*	79 087 222 535	087 222 535
32.	Woodside Petroleum (Timor Sea 7) Pty. Ltd.	59 089 147 464	089 147 464
33.	Woodside Energy (Senegal) Pty. Ltd.	36 093 023 119	093 023 119
34.	Woodside Eastern Energy Pty. Ltd.	19 005 694 593	005 694 593
35.	Woodside Technical Services Pty. Ltd.	48 090 004 729	090 004 729
36.	Woodside Energy Holdings Pty. Ltd.	65 090 682 803	090 682 803
37.	Woodside Energy (USA) Inc.	N/A	N/A
38.	Woodside Energy Holdings (USA) Inc.	N/A	N/A
39.	Woodside Petroleum (NEDSP) Pty. Ltd.	92 092 813 208	092 813 208
40.	Woodside SSW Solutions Pty. Ltd.	18 093 277 411	093 277 411
41.	Woodside Energy Holdings (Guangdong LNG) Pty. Ltd.	68 094 294 676	094 294 676
42.	Guangdong LNG Technical Services Pty. Ltd.	30 094 336 124	094 336 124
43.	Metasource Pty. Ltd.	43 094 813 715	094 813 715
44.	Woodside West Kimberley Energy Pty. Ltd.	93 095 092 121	095 092 121
45.	Woodside Energy (Algeria) Pty. Ltd.	18 095 259 993	095 259 993
46.	Woodside Energy (North Africa) Inc.	N/A	N/A
47.	Woodside Energy Holdings (UK) Pty. Ltd.	41 096 905 574	096 905 574
48.	Woodside Energy (UK) Ltd.	N/A	N/A
49.	Woodside Energy (Kenya) Pty. Ltd.	58 097 225 584	097 225 584
50.	Woodside Mauritania Investments Pty. Ltd.	45 097 350 644	097 350 644
51.	Woodside Quest Energy Pty. Ltd.	71 098 480 338	098 480 338
52.	Woodside Energy (N.A.) Ltd.	N/A	N/A
53.	Woodside Insurance Inc.	N/A	N/A
54.	Australia LNG Pty. Ltd.		104 063 989
55.	Woodside Energy Iberia S.A.	N/A	N/A

* *Denotes companies which are not 100% owned subsidiary company but in which Woodside has an equity holding.*